EXHIBIT 12.1

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	PERIODS ENDED MARCH 31,		YEARS ENDED DECEMBER 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings (1)	$1,763	$469	$3,750	$569	$4,501	$4,990	$4,890
Plus: Interest Expense	290	335	1,257	1,434	1,427	1,420	1,297
One-third of rental expense (2)	34	30	120	127	133	119	105
Adjusted Earnings	2,087	834	5,127	2,130	6,061	6,529	6,292

Fixed charges:
Interest expense (3)	290	335	1,257	1,434	1,427	1,420	1,297
Capitalized interest	—	—	26	25	27	15	10
One-third of rental expense (2)	34	30	120	127	133	119	105
Total fixed charges	$324	$365	$1,403	$1,586	$1,587	$1,554	$1,412

Ratio of earnings to fixed charges	6.4	2.3	3.7	1.3	3.8	4.2	4.5

(1)          Consolidated profit before taxes

(2)          Considered to be representative of interest factor in rental expense

(3)          Does not include interest on income taxes and other non-third-party indebtedness